UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
May 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria Celulose S.A.
Consolidated Financial Information at
March 31, 2011
and Review Report of Independent
Accountants

Review Report of Independent Accountants

To the Board of Directors and Shareholders
Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, changes in equity and cash flows, for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the rules and regulations ofthe Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Consolidated Interim Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the rules and regulations ofthe Brazilian Securities Commission (CVM).

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Fibria Celulose S.A.

Other Matters

Interim statements of value added

We have also reviewed the consolidated interim statements of value added for the quarter ended March 31, 2011, which are required to be presented in accordance with rules and regulations ofthe Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the interim accounting information taken as a whole.

São Paulo, May 1, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça
Contador CRC 1SP196994/O-2

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Table of Contents

Consolidated Interim Financial Information
Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Statements of Changes in Shareholders' Equity	6
Consolidated Statements of Cash Flow	7
Notes to the Consolidated Interim Financial Information
1 Operations	8
2 Presentation of Financial Information and Significant Accounting Practices	9
2.1 Presentation of Financial Information	9
2.2 Consolidation	9
2.3 Segment reporting	10
2.4 Foreign currency translation	11
2.5 Cash and cash equivalents	11
2.6 Financial assets	11
2.7 Derivative instruments and hedging activities	13
2.8 Trade accounts receivable	14
2.9 Inventories	14
2.10 Income tax and social contribution	14
2.11 Intangible assets	15
2.12 Property, plant and equipment	16
2.13 Leasing	17
2.14 Biological assets	17
2.15 Business combination	17
2.16 Impairment of non-financial assets	18
2.17 Trade payables	18
2.18 Loans and financing	18
2.19 Other assets and liabilities (current and non-current)	18
2.20 Benefits to management and employees	19
2.21 Contingent assets and contingent liabilities and legal obligations	20
2.22 Revenue recognition	20
2.23 Dividend distribution	20
2.24 Non-current assets held for sale and discontinued operations result	21
3 Standards, Amendments and Interpretations of Existing Standards that Are not Yet Effective	21
4 Critical Accounting Estimates and Assumptions	21
5 Financial Risk Management	23
5.1 Financial risk factors	23
5.2 Capital risk management	27
5.3 Fair value estimates	28
5.4 Sensitivity analysis	29
6 Financial Instruments by Category	31
7 Credit Quality of Financial Assets	31
8 Cash and Cash Equivalents	33
9 Marketable Securities	34
10 Derivative Instruments	34
11 Trade Accounts Receivable	40
12 Inventories	41
13 Recoverable Taxes	42

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14 Taxes on Income	43
15 Significant Related Party Transactions and Balances	45
16 Property, Plant and Equipment	49
17 Biological Assets	51
18 Intangible Assets	52
19 Advances to Suppliers - Forestry Partnership Programs	54
20 Loans and Financing	54
21 Contingencies	61
22 Long-term Commitments	66
23 Shareholders' Equity	67
24 Benefits to Employees	68
25 Phantom Stock Options (PSO) - Compensation Program Based on Shares	69
26 Net Revenues	71
27 Financial Results	72
28 Expenses by Nature	72
29 Other Operating Expenses, Net	73
30 Insurance	73
31 Segment Information	74
32 Earnings per Share	74
33 Payable - Aracruz Acquisition	74
34 Non-current Assets Held for Sale	75

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Consolidated Balance Sheets
In thousands of reais

Assets	March 31, 2011	December 31, 2010

Current
Cash and cash equivalents (Note 8)	750,454	431,463
Marketable securities (Note 9)	1,395,027	1,640,935
Derivative instruments (Note 10)	75,176	80,502
Trade accounts receivable, net (Note 11)	1,029,728	1,138,176
Inventories (Note 12)	1,164,837	1,013,841
Recoverable taxes (Note 13)	354,797	282,423
Assets held for sale (Note 34)		1,196,149
Other receivables	79,963	115,165

	4,849,982	5,898,654

Non-current
Derivative instruments (Note 10)	76,882	52,470
Related parties receivables (Note 15)	5,642	5,307
Deferred taxes (Note 14)	1,198,506	1,332,025
Recoverable taxes (Note 13)	535,219	590,967
Advances to suppliers (Note 19)	685,428	693,490
Other receivables	134,018	145,768
Investments	8,008	8,301
Biological assets (Note 17)	3,497,153	3,550,636
Property, plant and equipment (Note 16)	12,822,838	12,979,431
Intangible assets (Note 18)	4,883,288	4,906,443

	23,846,982	24,264,838

Total assets	28,696,964	30,163,492

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Consolidated Balance Sheets
In thousands of reais	(continued)

Liabilities and shareholders' equity	March 31, 2011	December 31, 2010

Current
Loans and financing (Note 20)	644,612	623,684
Trade payables	386,746	424,488
Payroll, profit sharing and related charges	80,925	121,691
Taxes payables	132,268	63,436
Payable - Aracruz acquisition (Note 33(b))	605,497	1,440,676
Liabilities related to the assets held for sale (Note 34)		95,926
Dividends payables (Note 23(c))	266,300	266,300
Other payables	214,814	156,135

	2,331,162	3,192,336

Non-current
Loans and financing (Note 20)	9,006,406	9,957,773
Taxes payables	75,817	75,365
Deferred taxes (Note 14)	1,174,046	1,222,360
Provision for contingencies (Note 21)	156,143	155,028
Other payables	159,968	155,784

	10,572,380	11,566,310

Shareholders' equity
Capital (Note 23)	8,379,397	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Legal reserves (Note 23)	5,768,902	5,381,771
Other reserves	1,627,662	1,627,903

Equity attributable to shareholders of the Company	15,768,303	15,381,413
Equity attributable to non-controlling interest	25,119	23,433

	15,793,422	15,404,846

Total liabilities and shareholders' equity	28,696,964	30,163,492

The accompanying notes are an integral part of this interim financial information.

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Consolidated Statements of Income
Quarters Ended March 31
In thousand of reais, except for the earnings per shares

	2011	2010

Continuing operations

Net revenues (Note 26)	1,547,687	1,511,399
Cost of sales (Note 28)	(1,226,726)	(1,130,069)

Gross profit	320,961	381,330

Operating income (expenses)
Selling expenses (Note 28)	(64,821)	(61,543)
General and administrative (Note 28)	(75,105)	(69,629)
Equity in losses of affiliates, net	(51)	(291)
Other operating expenses, net (Note 29)	(13,368)	(43,931)

	(153,345)	(175,394)

Income before financial income and expenses	167,616	205,936

Financial income (Note 27)	119,677	193,748
Financial expenses (Note 27)	(258,457)	(344,199)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net (Note 27)	150,248	(186,638)

	11,468	(337,089)

Income (loss) from continuing operations before taxes on income	179,084	(131,153)

Taxes on income
Current (Note 14)	3,362	72,740
Deferred (Note 14)	(34,525)	59,093

Net income from continuing operations	147,921	680

Discontinued operations
Net income from discontinued operations (Note 34)	240,655	8,118

Net income	388,576	8,798

Attributable to
Shareholders of the Company - continuing operations	146,235	(572)
Shareholders of the Company - discontinuing operations	240,655	8,118
Non-controlling interest	1,686	1,252

Net income	388,576	8,798

Basic and diluted earnings (loss) per share - continuing operations (in reais)	0.313	(0.001)

Basic and diluted earnings per share - discontinuing operations (in reais)	0.515	0.017

A separate "Statement of Comprehensive Income" .is not presented as there are no further comprehensive income items.

The accompanying notes are an integral part of this interim financial information.

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Statements of Changes in Shareholders' Equity
In thousands of reais, unless otherwise indicated

				Statutory reserves
							Special reserve
							for minimum
		Capital	Treasury	Other			dividends	Retained		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	earnings	Total	interest	Total

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Net income								7,546	7,546	1,252	8,798
Realization of revaluation reserve, net of tax				(315)				315

As of March 31, 2010	8,379,397	2,688	(756)	1,628,783	273,868	4,650,241	121,958	7,861	15,064,040	20,177	15,084,217
Net income								591,100	591,100	3,256	594,356
Realization of revaluation reserve, net of tax				(880)				880
Acquisition of own shares for treasury			(9,590)						(9,590)		(9,590)
Legal reserve appropriation (Note 24(d))					29,932			(29,932)
Minimum mandatory dividends (Note 24(c))							(121,958)	(142,179)	(264,137)		(264,137)
Investment reserve appropriation						427,730		(427,730)

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Net income								386,890	386,890	1,686	388,576
Realization of revaluation reserve, net of tax				(241)				241

As of March 31, 2011	8,379,397	2,688	(10,346)	1,627,662	303,800	5,077,971		387,131	15,768,303	25,119	15,793,422

The accompanying notes are an integral part of this interim financial information.

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Fibria Celulose S.A.

Consolidated Statements of Cash Flow
Quarters Ended March 31
In thousand of reais

	2011	2010

Income (loss) from continuing operations before taxes on income	179,084	(131,153)

Adjusted by
Income before taxes on income from discontinued operations (Note 34)	364,629	12,299
Depreciation, depletion and amortization	494,061	404,950
Unrealized foreign exchange (gains) losses, net	(150,115)	186,638
Change in fair value of financial instruments	(67,869)	11,055
Equity in losses of affiliates, net	51	291
Accretion of present value - Aracruz acquisition	20,393	94,639
Loss on disposal of property, plant and equipment, net	1,418	8,761
Gain on disposal of investment, net	(357,196)
Interest income	(45,416)	(37,196)
Interest expense	170,743	180,988
Provisions and others	20,514	(42,422)

Decrease (increase) in assets
Trade accounts receivable	71,183	(283,897)
Inventories	(164,866)	7,316
Recoverable taxes	(42,623)	(32,414)
Related parties	(335)
Other receivables/advances to suppliers	47,033	100,649

Decrease (increase) in liabilities
Trade payables	(6,564)	75,847
Taxes payables	2,668	18,080
Payroll, profit sharing and related charges	(41,152)	(39,250)
Other payables	19,048	(17,977)

Cash provided by operating activities	514,689	517,204

Interest received	98,575	20,370
Interest paid	(87,210)	(152,716)
Income taxes paid		(6,537)

Net cash provided by operating activities	526,054	378,321

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(855,572)	(1,042,654)
Acquisition of property, plant and equipment	(263,911)	(185,242)
Acquisition of intangible assets	(2,078)
Marketable securities, net	192,749	1,186,652
Proceeds from sale of an interest in an affiliate	1,508,768
Proceeds from sale of property, plant and equipment	22,144	544
Derivative transactions paid	48,783	7,354

Net cash provided by (used in) investing activities	650,883	(33,346)

Cash flows from financing activities
Borrowings	1,635,792	795,390
Repayments - principal amount	(2,471,018)	(1,251,531)
Others	2,691

Net cash used in financing activities	(832,535)	(456,141)

Effect of exchange rate changes on cash and cash equivalents	(25,411)	16,038

Net increase (decrease) in cash and cash equivalents	318,991	(95,128)

Cash and cash equivalents at beginning of year	431,463	645,479

Cash and cash equivalents at end of quarter	750,454	550,351

Supplemental non cash flow information
Amount payable for acquisition of Aracruz	605,497	2,737,078

The accompanying notes are an integral part of this interim financial information.

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Notes to the Consolidated Interim Financial Information
In thousand of reais

1	Operations

(a)	General information

Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A. - "VCP") and its subsidiaries (the "Company", "Fibria", "we" or the "Group") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo and produce eucalyptus pulp from our forestry operations which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general, economic conditions.

The Company's business is affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

(b)	Facilities in operation and forest base

The company operates bleached eucalyptus Kraft pulp facilities, with total annual capacity of approximately 5.25 million tons, and a paper facility, in the following locations:

Facility	Location (Brazil)	Annual production capacity (tons)

Pulp Facilities
Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

Paper Facilities
Piracicaba	São Paulo	190,000

(*) Represents 50% of the annual production capacity of Veracel's pulp mill.

Our forests are located in seven Brazilian states, consisting of approximately 1.030 thousand hectares, including reforested and protected areas as follows:

	Forested	Total Area

State
Rio Grande do Sul	42,781	110,379
São Paulo	80,465	147,590
Minas Gerais	13,272	27,270
Rio de Janeiro	1,696	3,414
Mato Grosso do Sul	185,924	288,026
Bahia	150,747	288,438
Espírito Santo	96,665	164,760

	571,550	1,029,877

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Notes to the Consolidated Interim Financial Information
In thousand of reais

(c)	Sales of Cash Generating Units - CONPACEL e KSR

On December 21, 2010, the board of directors approved the disposal of its CGUs, Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

The Company consummated the sale in January 31, 2011 and February 28, 2011 of the legacy net assets of CONPACEL and KSR, respectively, for an aggregate purchase consideration of R$ 1.5 billion, upon signing with Suzano Papel e Celulose S.A. ("Suzano") the purchase agreement establishing covenants for the payment by Suzano.

The disposal of its CGUs is consistent with the Company’s strategy of concentrate activities in the pulp business and strengthens the Company’s strategic focus in the market pulp. The Company will use the proceeds to reduce its debt levels.

The statements of operations and cash flow details of the discontinued businesses are presented in Note 34.

2	Presentation of Financial Information and Significant Accounting Practices

2.1	Presentation of financial information

The consolidated interim financial information has been prepared and is being presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which are consistent to the ones used in the financial statements for the year ended December 31, 2010.

The issue of this financial information was approved by the Board of Directors on April 26, 2011, and includes information on subsequent events impacting the financial information through that date.

2.2	Consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally reflecting a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and de-consolidated from the date that control ceases.

Exclusive or controlled investment funds are consolidated.

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Notes to the Consolidated Interim Financial Information
In thousand of reais

Jointly-owned investees are legal entities in which the Company shares control, as established by contract, over the economic activity and for which strategic, financial and operating decisions about the investee's activities require the unanimous approval by the parties which share control. The jointly-owned investees Veracel Celulose S.A. ("Veracel"), Asapir Produção Florestal e Comércio Ltda. ("Asapir") and VOTO - Votorantim Overseas Trading Operations IV Limited ("VOTO IV") have been consolidated proportionally in accordance with the Company's ownership percentage.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been adapted where necessary to ensure consistency with the policies adopted by the Group.

(b)	Companies included in the consolidated financial information

The subsidiaries included in the consolidation are as follows:

	Percentage of total capital
	March 31, 2011	December 31, 2010

Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100	100
Fibria-MS Celulose Sul Mato-Gossense Ltda. ("Fibria-MS")	100	100
Fibria Terminais Portuários S.A.	100	100
Projetos Especiais e Investimentos S.A.	100	100
Mucuri Agroflorestal S.A.	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51	51
Veracel Celulose S.A.	50	50
Asapir Produção Florestal e Comércio Ltda.	50	50
Alícia Papéis S.A.

Abroad
Fibria Trading Internacional KFT.	100	100
Fibria Overseas Holding KFT.	100	100
Newark Financial Inc.	100	100
VCP North America Inc.	100	100
Fibria Overseas Finance Ltd.	100	100
Fibria International GmbH	100	100
Fibria Celulose (USA) Inc.	100	100
Riocell Limited	100	100
Riocell Trade S.A.	100	100
Fibria (Europe) S.A.	100	100
VOTO - Votorantim Overseas Trading Operations IV Limited	50	50

2.3	Segment reporting

Following the disposal of the CGUs CONPACEL and KSR, the Company continues to concentrate its business in the pulp segment, which represents over than 90% of our consolidated sales volume.

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Notes to the Consolidated Interim Financial Information
In thousand of reais

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance of the operating segments, has been identified as the Executive Board. No segmented information by type of business is presented.

2.4	Foreign currency translation

(a)	Functional and presentation currency

The Brazilian real ("real", "reais" or "R$") is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated interim financial information. Our affiliates located outside Brazil have elected to use the U.S. dollar as their functional currency through December 31, 2008. Following our acquisition of the control and integration of the operations of Aracruz which previously reported using the U.S. dollar as its functional currency, the functional currency for its business was changed to the real.

(b)	Transactions and balances

Foreign currency operations are translated into the functional currency in which the items are measured utilizing the exchange rates at the transaction or valuation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the conversion of monetary assets and liabilities denominated in foreign currency at the exchange rates in effect at the balance sheet dates are recognized in the statement of income.

Foreign exchange gains and losses relating to loans and cash and cash equivalents denominated in foreign currency are presented in the statement of income as "Financial income" or "Financial expenses".

2.5	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturity up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, net of overdraft accounts. Overdraft accounts are presented in the balance sheet as "Loans and financing" in current liabilities, when applicable.

2.6	Financial assets

2.6.1	Classification

The Company classifies its financial assets into the following categories: (a) held for trading, (b) loans and receivables, and (c) held to maturity. The classification depends on the purpose for which the financial assets were acquired.

(a)	Held for trading

The financial assets held for trading reflect their active and frequent trading, mainly, in the short term. These assets are measured at fair value, and the changes in fair value are recognized in the statement of income under "Financial income" or "Financial expenses".

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Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Loans and receivables

Loans and receivables have fixed or determinable payment terms and are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that defined in the contract as adjusted by the related costs of each transaction.

(c)	Assets held to maturity

Assets held to maturity comprise mainly financial assets quoted in an active market where the Company has the intention and the financial capacity to hold them to maturity. The assets are valued at acquisition cost, plus contractual earnings recognized in the statement of income based on the effective interest rate.

(d)	Fair value

The fair value of investments with publically-available quotations is based on current market prices. For financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with recent third-party transactions, reference to other instruments which are substantially similar, the analysis of discounted cash flows and option pricing models.

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable value. When applicable, an impairment provision is made.

2.6.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially recognized at fair value, and the transaction costs are recorded in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if the Group has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income under "Financial income" or "Financial expense" in the period they occur.

2.6.3	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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Notes to the Consolidated Interim Financial Information
In thousand of reais

2.6.4	Impairment of financial assets

Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

.	significant financial difficulty of the issuer or debtor;

.	a breach of contract, such as a default or delinquency in interest or principal payments;

.	the Group, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

.	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

.	the disappearance of an active market for that financial asset because of financial difficulties; or

.
observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

..	adverse changes in the payment status of borrowers in the portfolio;

..	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset's book value and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of income. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

2.7	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of income. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 10.

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Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

2.8	Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company's normal business. If the terms of receipt are equivalent to one year or less, the accounts receivable are classified as current assets. If not, they are presented as non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less a provision for impairment, if required. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date. The provision for impairment is established when there is direct evidence that the Group will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected/probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

2.9	Inventories

Inventories are stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. The raw materials derived from the biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from non-current assets to inventories. Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10	Income tax and social contribution

The tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income, directly in shareholders' equity. In this case the tax is also recognized in "Other reserve" or directly in shareholders' equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated interim financial information. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.11	Intangible assets

(a)	Goodwill

Goodwill represents the positive difference between the cost of an acquisition and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill of subsidiaries is recorded as intangible assets. The goodwill is tested on an annual basis to verify probable losses from impairment and recorded at cost less the accumulated losses from impairment, which are not reverted. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to CGU for the purpose of impairment tests. The allocation is made to the CGU or to a group of CGUs which benefited from the business combination originating the goodwill and segregated by operating segment.

(b)	Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies from the Aracruz acquisition. These assets are the bases for improvements in eucalyptus productivity and the industrial process of pulp production.

The database is recognized at the fair value at the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of income in "Cost of Sales".

The database of forestry and industrial technologies comprises: CEDOC (documentation center), BIP (information base for research and process), KDP (software utilized in knowledge management) and Microbacia (sensors and markers which capture the effects of precipitation on planted areas over their cycle).

(c)	Patent

A registered patent was acquired as part of the Aracruz business combination and represents the pulp process for a specific application and customer.

The patent was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at the annual rate of 15.9%.

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Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(d)	Relationship with suppliers

This intangible asset relates to the contract that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)	Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by the Group, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) it can be sold or used; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

2.12	Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 16. Repairs and maintenance are allocated to the statement of income as incurred. The cost of major renovations is added to the book value of the asset if the future economic benefits exceed the standard of performance initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

The financial charges on loans obtained to finance the construction of property, plant and equipment are capitalized over the period necessary to execute and prepare the asset for its intended use.

Land is not depreciated. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset's book value is immediately written down to its recoverable value if it is greater than its estimated recoverable value.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as "Other operating income (expenses), net" in the statement of income.

16 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for decommissioning obligations.

2.13	Leasing

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which a significant part of the ownership risks and benefits is retained by the lessor are classified as operating leases.

Payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term.

2.14	Biological assets

Biological assets are measured at fair value, net of estimated costs to sell at the time of harvest. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately seven years.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing timber. The average sales price was estimated based on the local market prices and on transactions researched, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

The Company has a policy of carrying out semi-annually appraisals of the fair value of these assets.

2.15	Business combination

The purchase method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company's net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if lower, is recorded as an advantageous purchase gain in the statement of income on the acquisition date.

For transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of income.

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Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

2.16	Impairment of non-financial assets

The non-financial assets with indefinite useful lives, like goodwill, are not subject to amortization and are tested for impairment annually.

Management reviews annually, or in a shorter period when circumstances dictate, the book value of non-financial assets subjected to amortization, to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the recoverable value of such assets. Whenever such evidence is identified and the book value exceeds the recoverable value, a provision for impairment is recorded to adjust the book value to the recoverable value. The recoverable value is the higher between the value in use and the fair value less cost to sell.

2.17	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the statement of income over the period of the loans and financing using the effective interest method.

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

2.19	Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next 12 months. Otherwise, assets and liabilities are presented as non-current.

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Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

2.20	Benefits to management and employees

(a)	Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions to a separate entity. The Group has no legal liabilities for making additional contributions should the fund not have sufficient assets to honor the benefits related to employee service.

For defined contribution plans, the Company makes contributions to a private pension entity, the Fundação Senador José Ermírio de Moraes - Funsejem, on a compulsory, contractual or voluntary basis. Regular contributions represent net costs and are recorded in the statement of income for the period in which they are due.

(b)	Health care (post-retirement)

Some of the companies of the Group used to offer post-retirement health care benefits to their employees, under a policy which has now been discontinued. This policy established a lifetime benefits concession to a predetermined group of employees. This benefit is closed to new participants and there are no active employees who can opt for it.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is calculated annually by independent actuaries. The present of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate as informed in Note 24(c).

(c)	Profit-sharing

The Group recognizes a liability and an expense for profit-sharing in the statement of income. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of income as salary expenses.

(d)	Share-based compensation

The Company offers a compensation plan referenced to the appreciation in value of its shares, based on a predetermined price and maturity. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company's CEO and Executive Directors are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the directors, with a corresponding entry to the statement of income, based on the fair value of the options granted and the vesting period. The fair value of this liability is reviewed at each reporting period.

19 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

2.21	Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (a) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in an explanatory note; (b) contingent liabilities are provisioned to the extent that the Company expects to disburse cash flows. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. Labor proceedings assessed as probable and possible losses are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables.

2.22	Revenue recognition

The Group recognizes revenue when: (a) the amount of revenue can be reliably measured; (b) it is probable that future economic benefits will flow to the entity; and (c) when specific criteria has been met for each of the Group's sales. Revenue is the net product of sales, after tax deductions, discounts and sales returns.

(a)	Sale of products

The recognition of revenue for domestic and export sales is based on the following principles:

(i)
Pulp - domestic market: sales are mainly made on credit, payable in a maximum period of 30 days. Revenue is recognized when the risks and benefits are transferred to the customer, based on incoterm of each sale.

(ii)
Pulp - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. These sales are recognized when they are delivered to the carrier or to the customer and the risks and benefits are transferred to the customer.

(iii)	Paper - domestic market: sales are made for cash or on credit (usually, 30, 60 or 90 days). Revenue recognition is consistent with that applied to pulp sales.

(iv)
Paper - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. Revenue and associated costs are recognized when the products are delivered to the carrier and the risks and benefits are transferred to the customer.

(b)	Financial income

Financial income is recognized on the accrual basis, using the effective interest method, and to the extent that realization is expected.

2.23	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements at year-end based on the by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

20 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

2.24	Non-current assets held for sale and discontinued operations result

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures the asset held for sale at the lower of its carrying amount and fair value less costs to sell or, when classified as held for distribution to owners, at the lower of its carrying amount and fair value less costs to sell.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of income and the cash flow statement from the discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 34.

3	Standards, Amendments and Interpretations of Existing Standards that Are not Yet Effective

Below is a list of standards/interpretations that have been issued and are effective for the subsequent periods. The Company has not early adopted these standards/interpretations.

.
IFRS 9 - "Financial Instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39 - "Financial instruments: recognition and measurement". IFRS 9 introduces new requirements for classifying and measuring financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. It is not expected to have relevant impacts on the financial statements.

4	Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

21 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the book values of assets and liabilities within the next financial year are addressed below.

(a)	Business combinations and impairments

In a business combination, the identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company's net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subjected to its recoverability analysis, including estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

The Company tests annually, or in a shorter period when there is any evidence, whether goodwill has suffered any impairment (Note 2.16). The recoverable amounts of CGU have been determined based on value-in-use calculations, which calculations require the use of estimates (Note 18).

(b)	Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial information carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

(c)	Benefits to employees

The present value of the health care plan obligations depends on a number of factors that are determined on an actuarial basis using various assumptions. The assumptions used in determining the net expense (income) for actuarial obligations includes the discount rate.

The provision for share-based compensation is recorded at the fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree ("BTT") model.

Any changes in the assumptions used to calculate these obligations would impact the recorded fair value at the balance sheet date.

(d)	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

A sensitivity analysis of the financial instruments, considering a probable changed in market variables, and deterioration of 25% and 50% on the probable scenario, is disclosed in Note 5.4.

22 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(e)	Biological assets

Any changes in these assumptions used, as the sales price, cubic volume of wood and/or the annual average harvest for each region would change the discounted cash flow result and, consequently cause the appreciation or devaluation of these assets.

(f)	Revenue recognition and accounts receivable

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(g)	Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which identifiable future cash flows are accumulated. The Company adjusts the net book value of its underlying assets if the sum of the expected future cash flows is less than the book value. These reviews to date have not indicated the need to recognize any impairment.

(h)	Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management's evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

5	Financial Risk Management

5.1	Financial risk factors

The Group's activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of the Group's sales are denominated in U.S. dollars, while its costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between the Group's costs and revenues.

23 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. In this context, derivatives are used for hedging purposes as follows: (a) cash flow hedge against currency mismatching, (b) debt repayment hedge against interest and exchange rate volatility, and (c) volatility in the price of pulp or other risk factors.
Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. The risk control is performed by an independent area, which reports directly to the CEO and identifies measures and analyzes any divergence from the policies. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policy on the use of derivative financial instruments

On October 21, 2010 the Company's Board of Directors approved the annual revision of the Market Risks Management Policy and Cash Management Policy which regulate the use of derivative financial instruments. The Market Risks Management Policy requires every contracted derivative to be matched to an underlying asset derived from operating transactions, the volume of commodities or debt and its related index. Accordingly, derivative transactions are only permitted if linked to an effective exposure (hedge), and leveraging financial instruments are not allowed.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. dollar.

The Company's financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in the U.S. dollars:

	March 31, 2011	December 31, 2010

Assets in foreign currency
Cash and cash equivalents	708,022	353,957
Derivative instruments	152,058	132,972
Trade accounts receivable	878,073	942,916

	1,738,153	1,429,845

Liabilities in foreign currency
Loans and financing	7,298,855	8,214,267
Suppliers	40,739	27,734

	7,339,594	8,242,001

Liability exposure	(5,601,441)	(6,812,156)

24 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company calculates its net exposure to each risk factor. When a risk factor refers to the U.S. dollar or euro, maximum hedge limits are determined for up to 12 months. In the case of terms from 12 months to 24 months, there must be previous approval from the Company's Executive Board, as advised by the Financial Committee. Proposed operations with terms over 24 months require prior approval from the Board of Directors.
The Company's exposure to foreign currency generates market risks associated to the U.S. dollar exchange variations. Liabilities in foreign currency include loans obtained, mainly, in U.S. dollars. The majority of the Company's sales abroad are denominated in U.S. dollars, while the sales of pulp in Brazil are in reais, however they closely related to the U.S. dollar. Accordingly, the Company's liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

The Company's exposure to foreign currency analysis considers the U.S. dollars future cash flow, including export sales, cost of sales, debt, derivative instruments and cash. The net exposure forecast is as follows:

Net exposure - next 12 months (unaudited)	Thousands of U.S. dollars

April	74,609
May	163,860
June	161,798
July	172,278
August	172,868
September	166,227
October	199,239
November	146,225
December	217,537
January	228,729
February	216,493
March	233,900

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant fixed interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from long-term loans. Loans issued at variable rates expose the Group to cash flow interest rate risk. Loans issued at fixed rates expose the Group to fair value interest rate risk.

The Group's policy on the use of derivatives establishes that, in relation to interest rate risk, operations with terms and amounts compatible with the corresponding debt may be carried out. The Company must maintain at least 25% of its debt subject to fixed interest rates.

The Group manages its cash flow interest rate risk by using variable-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting loans from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other counterparties to exchange, at specified intervals (primarily quarterly), the difference between fixed contracted rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

25 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(iii)	Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, producers' inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is addressed in various ways. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting the Group's estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are insufficient derivative operations available to hedge this commodity available in the market to mitigate all the risks to the Group's operations. Pulp price derivatives available in the market are characterized by their low liquidity and are highly sensitive to market variables.

All derivative instruments to hedge against the fluctuation of the pulp price, should have a maximum maturity term of 12 months, under extreme market condition (stress scenario) do not represent more than 10% of the Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA"), and should be approved by the Executive Board under the Financial Committee guidance. If the instrument does not comply with these conditions, it should be approved only by the Board of Directors. Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash equivalents, derivative financial instruments, bank deposits, Bank Deposit Certificates (CDBs), Bank Deposit Receipts (RDB), Fixed Income Box, repurchase transactions, letters of credit, Expected Credit Exposure (ECE), insurance companies, customers and others. In the case of banks and financial institutions, the Group is subject to credit risk with counterparties (Note 7).

In the case of credit risk arising from customer credit exposure, the Group assesses the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and is charged to "Selling expenses" (Note 11).

The Group performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to protect the Group's interests. Additionally, most of the export sales to the United States, Europe and Asia are protected by letters of credit and credit insurance.

As regards the risk of private credit concentration, the Group adopts the policy of working with private issuers which have, at least, been assessed by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is "AA-" (at the local level) or "A" (at the global level), both with a stable and positive perspective, or equivalent. No private issuer holds, individually, more than 20% of the Group's total cash, more than the equivalent of 10% of the counterparty's latest available shareholders' equity balance, or more than 15% of the Company's latest available shareholders' equity balance.

26 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(c)	Liquidity risk

As regards liquidity risk, the Company's policy is to maintain cash and financial investments of, at least, the aggregate amount corresponding to estimated payments of financial and operating expenses for the next three months.

The financial investments predominantly have immediate liquidity and maturities not exceeding 185 days.

The table below analyzes the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2011 (i)
Loans and financing	(1,057,078)	(1,199,178)	(3,653,172)	(8,697,697)
Finance lease liabilities (Note 20)	(6,502)	(8,069)	(7,000)
Derivative instruments	75,563	(7,447)	40,143	101,035
Payable - Aracruz acquisition	(626,451)
Trade and other payables (ii)	(631,003)	(49,529)	(14,642)	(39,045)

	(2,245,471)	(1,264,223)	(3,634,671)	(8,635,707)

At December 31, 2010 (i)
Loans and financing	(619,495)	(603,556)	(2,881,487)	(6,453,470)
Finance lease liabilities (Note 20)	(4,189)	(13,260)	(6,000)
Derivative instruments	90,790		2,296	39,886
Payable - Aracruz acquisition	(1,440,676)
Trade and other payables (ii)	(582,787)	(21,409)	(14,516)	(39,840)

	(2,556,357)	(638,225)	(2,899,707)	(6,453,424)

(i)
As the amounts included in the table are the contractual undiscounted cash flows, these amounts will not reconcile to the amounts disclosed on the balance sheet for loans, derivative financial instruments and trade and other payables.

(ii)	Trade and other payables exclude actuarial liability of R$ 76,992 (R$ 70,163 at December 31, 2010).

5.2	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital management in order to reduce the costs related to loans and financing in the structure of its own capital and that of third parties.

The Group monitors capital on the basis of a consolidated gearing ratio. This ratio is calculated as net debt divided by adjusted a defined index. Net debt represents total loans, less cash and cash equivalents and marketable securities.

27 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The gearing ratios at March 31, 2011 were as follows:

	Millions of reais
	March 31, 2011	December 31, 2010

Loans and financing (Note 20)	9,651	10,581
Payable - Aracruz acquisition	605	1,441

Less: cash and cash equivalents (Note 8)	750	431
Less (more): derivative instruments (Note 10)	152	133
Less: marketable securities (Note 9)	1,395	1,641

Net debt	7,959	9,817

Total adjusted index (*)	2,736	2,749

Gearing ratio	2.9	3.6

(*)	Adjusted index is reconciled to the book values as follows:

	Millions of reais (12 months)
	March 31, 2011	December 31, 2010

Earnings before financial results and taxes on income
Continuing operations	949	980
Discontinued operations	461	120
Depreciation, amortization and depletion (i)	1,660	1,617

EBITDA	3,070	2,717

Capital Gain on disposal of net assets of CONPACEL and KSR (Note 34)	(357)
Recoverable taxes provision (ii)	113	111
Change in fair values of biological assets	(92)	(92)
Others	2	13

	2,736	2,749

(i)	Does not include amounts allocated to the finished goods.
(ii)	Includes the impairment provision related to ICMS (Note 13) and to ICMS credits sold.

5.3	Fair value estimates

The book values of trade accounts receivable, less allowance for doubtful accounts, and of trade accounts payable, approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate.

28 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level based on the following fair value measurement hierarchy:

.	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

.	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

.	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

As of March 31, 2011 and December 31, 2010 the financial assets and liabilities included in the balance sheet at fair value were classified as Level 2 under the fair value measurement hierarchy, as follows:

	March 31, 2011	December 31, 2010

Assets
Held for trading
Derivatives instruments	152,058	132,972
Marketable securities	2,103,049	1,994,892

	2,255,107	2,127,864

Liabilities
Loans and financing	12,255,488	14,215,600

	12,255,488	14,215,600

5.4	Sensitivity analysis

In presenting the sensitivity analysis table for the financial instruments, the Company used market data sourced from entities as BM&FBOVESPA and Bloomberg for the calculation of the fair value of the operations. The probable scenario considered by the Company is the market scenario. The benchmark  scenarios are presented pursuant to the requirements of Instruction 475/08 issued by the Brazilian Security Commission, based on a stress factor of 25% and 50% in relation to Probable scenario.

The tables below show the sensitivity analysis, as at December 31, 2010, for the fair value of the derivative instruments, loans and financing and marketable securities, considering two different scenarios, based on the probable increase of 2.63% in relation to the U.S. dollar and the probable decrease of 2.5% in the London Interbank Offered Rate ("LIBOR") interest rate.

29 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

	Impact of an appreciation of the U.S. dollar against the real on portfolios fair values
	Probable	+/- (25%)	+/- (50%)

Derivative instruments	(44,889)	(550,636)	(1,012,646)
Loans and financing	(193,163)	(2,366,838)	(4,336,950)
Marketable securities	18,647	228,485	418,671

	Impact of a decrease in LIBOR on portfolios fair values
	Probable	+/- (25%)	+/- (50%)

Derivative instruments	(306)	1,642	278

The fair value of the loans and financing and the marketable securities are not expected to be significantly impacted by the interest rate decrease.

The sensitivity analysis, included a change of 8.61% in the average pulp price, considered to be a possible percentage variation, calculated based on the historical volatility of the pulp price listing (FOEXBHKP Index - Bloomberg source) over the last ten years. If all the other variable are held constant, a change of 8.61% in the average pulp price would result in a 7.86% change in "Net revenue".

The analysis which follows shows the effect on the statement of income and shareholders' equity from changes in risk variables.

Management believes that a reasonably possible scenario would include an appreciation of the U.S. dollar, and a reduction in the pulp price over a three-month period. The other risk factors were considered not to have a significant effect on the results of the financial instruments.

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Impact on income (expense)

Loans and financing	Appreciation of 2.63% of the U.S. dollar Ptax rate at March 31, 2011 - from R$ 1.6287 to R$ 1.6715	(193,163)
Cash, cash equivalents and marketable securities		18,647
Derivative instruments		(44,889)
Trade accounts receivable		23,075
Trade payables		(1,071)
Net pulp revenue	Decrease of 8.61% in the pulp price	(121,648)

		(319,049)

30 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

6	Financial Instruments by Category

The Company's financial instruments by category are presented below:

	March 31, 2011	December 31, 2010

Assets as per balance sheet
Cash and cash equivalents and loans and receivables
Cash and cash equivalents	750,454	431,463
Trade receivables	1,029,728	1,138,176
Other	213,981	260,933

	1,994,163	1,830,572

At fair value
Derivative instruments	152,058	132,972
Held for trading	1,395,027	1,640,935

	1,547,085	1,773,907

Liabilities
Other financial liabilities
Loans and financing	9,651,018	10,581,457
Payable - Aracruz acquisition	605,497	1,440,676
Trade and other payables	761,528	736,407

	11,018,043	12,758,540

7	Credit Quality of Financial Assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates. As regards credit quality of counterparties that are financial institutions, in cases such as cash and derivative instruments, the lowest rating of the counterparty disclosed by the three main international agencies (Moody's, Fitch and Standard & Poors) is considered, in accordance with the internal policy of market risk management:

31 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

	March 31, 2011	December 31, 2010

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor's and D&B - Dun & Bradstreet)
S&P - AA-	77,417	111,476
S&P - A	52,710	170,821
S&P - BBB	88,934	42,429
S&P - BB	64,711	83,109
D&B - 3	60,115	16,521

Counterparties without external credit rating
A - Minimum risk	254,020	194,384
B - Low risk	213,583	335,336
C - Average risk	189,552	240,214
D - High risk	85,727

Total trade accounts receivable (Note 11)	1,086,769	1,194,290

Cash and cash equivalents and marketable securities
brAAA	1,673,739	1,535,070
brAA+	353,375	378,439
brAA-	59,810	45,719
A	38,198	61,649
A- (**)	20,359	23,342
Other (*)		28,179

Total cash and cash equivalents and marketable securities (Notes 8 and 9)	2,145,481	2,072,398

Derivative instruments
brAAA	64,817	68,986
brAA+	75,976	52,094
AA-	559	5,870
A+	10,730	5,764
A	(24)	258

Total derivative instruments (Note 10)	152,058	132,972

(*) Includes counterparties without external credit rating.
(**) Transaction approved by the Financial Committee.

The risk rating regarding our counterparties is as follows:

Counterpart	Fitch	Moody's	S&P

Banco ABC Brasil S.A.	AA-(bra)	Aa1.br
Banco Alfa de Investimento S.A.	AA-(bra)	Aaa.br
Banco BNP Paribas Brasil			brAAA
Banco Bradesco S.A.	AAA(bra)	Aaa.br	brAAA
Banco Citibank S.A.			brAAA
Banco do Brasil S.A.	AA+(bra)	Aaa.br
Banco Itaú BBA	AAA(bra)	Aaa.br	brAAA
Banco Safra S.A.	AA+(bra)	Aaa.br

32 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Counterpart	Fitch	Moody's	S&P

Banco Santander Brasil S.A.	AAA(bra)	Aaa.br	brAAA
Banco Standard de Investimentos S.A.	AA+(bra)
Banco Volkswagen S.A.			brAAA
Banco Votorantim S.A.	AA+(bra)	Aaa.br	brAA+
Bank of America	A+	A2	A
BES Investimento do Brasil S.A.		Aaa.br	brAAA
BNP Paribas	AA-	Aa2	AA
Caixa Econômica Federal	AA+(bra)	Aaa.br
Citigroup Inc.	A+	A3	A-
Credit Suisse Group AG	AA-	Aa2	A
Deutsche Bank	AA-	Aa3	A+
Goldman Sachs Group Inc./The	A+	A1	A
HSBC Bank Brasil S.A.		Aaa.br
JPMorgan Chase Bank NA	AA-	Aa1	AA-
Lloyds Banking Group PLC	AA-	A1	A
Morgan Stanley	A	A2	A
Royal Bank of Scotland Group PLC	AA-	A1	A

The internal risk rating regarding customers is as follows:

.	A - Minimum risk - customer covered by credit insurance, with guarantee, solid financial position, with no market restrictions and with no historical default.

.	B - Low risk - customer with solid financial position, with no market restrictions and with no default history.

.	C - Average risk - customer with reasonable financial position, with moderate market restrictions and low default history.

.	D - High risk - customer with low financial position, with moderate through high market restrictions and unsatisfactory default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year.

8	Cash and Cash Equivalents

	Average yield - % p.a.	March 31, 2011	December 31, 2010

Cash and banks		42,432	77,506
Cash equivalents
Foreign currency
Fixed-term deposits	0.33	708,022	353,957

Cash and cash equivalents		750,454	431,463

Fixed-term deposits are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

33 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

9	Marketable Securities

Marketable securities included financial assets classified as held for trading, as follows:

	March 31, 2011	December 31, 2010

Government securities and committed debentures	366,374	627,052
Private securities and committed debentures	1,028,653	1,013,883

	1,395,027	1,640,935

The private securities are mainly related to short-term investments in CDB and average earnings linked to the variation of the Interbank Deposit Certificate (CDI). The government securities are related to National Treasury Bill and Notes. The average remuneration of marketable securities is 101.73% of the CDI (101.5% in 2010).

10	Derivative Instruments

The table below presents the outstanding derivative instruments classified by maturity, counterparty, notional value and fair value.

		March 31, 2011		December 31, 2010
Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

Swap whit strikes (call - sale)
January, 2014	Citibank	45,000	16,252	45,000	17,201
Swap LIBOR 3M x fixed
February, 2014	Morgan Stanley	141,388	(4,741)	153,171	(6,138)
February, 2014	Goldman Sachs	70,800	(2,483)	76,700	(3,202)
July, 2014	Goldman Sachs	87,500	(5,411)	87,500	(5,565)
Swap DI x US$
September, 2018	Safra		61,345	246,612	39,886
Swap TJLP x US$
June, 2017	Citibank	73,677	1,488
June, 2017	Santander	114,715	2,507
June, 2017	HSBC	87,747	2,278
Non-deliverable forward (sale)
January, 2011	B. Espírito Santo			8,000	1,806
January, 2011	Bank of America			26,000	4,643
January, 2011	BNP Paribas			9,000	1,669
January, 2011	Goldman Sachs			5,000	377
January, 2011	HSBC			28,328	4,153
January, 2011	Itaú			15,000	909
January, 2011	Santander			18,700	1,939
January, 2011	Standard Bank			5,000	1,576
February, 2011	B. Espírito Santo			8,000	2,316
February, 2011	Bank of America			14,250	4,030
February, 2011	BNP Paribas			6,500	2,153
February, 2011	Citibank			5,000	389
February, 2011	Deutsche			5,000	379
February, 2011	Goldman Sachs			17,000	1,450

34 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

		March 31, 2011		December 31, 2010
Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

February, 2011	HSBC			13,127	1,561
February, 2011	Itaú			4,500	271
February, 2011	Santander			17,000	2,712
March, 2011	B. Espírito Santo			7,000	1,745
March, 2011	Bank of America			17,500	4,460
March, 2011	BNP Paribas			11,000	957
March, 2011	Deutsche			15,000	1,145
March, 2011	Goldman Sachs			7,000	394
March, 2011	HSBC			9,376	2,534
March, 2011	Itaú			8,500	933
March, 2011	Standard Bank			7,000	2,231
April, 2011	B. Espírito Santo	7,000	2,265	7,000	1,756
April, 2011	Bank of America	4,200	513	4,200	230
April, 2011	BNP Paribas	21,250	7,289	21,250	5,740
April, 2011	Goldman Sachs	11,200	1,458	11,200	701
April, 2011	HSBC	6,450	881	6,450	445
April, 2011	Itaú	3,000	673	3,000	462
April, 2011	JP Morgan	4,500	559	4,500	258
April, 2011	Santander	2,250	300	2,250	149
April, 2011	Standard Bank	14,000	5,464	14,000	4,428
May, 2011	B. Espírito Santo	5,000	1,125	5,000	765
May, 2011	BNP Paribas	18,000	3,039	18.000	1,771
May, 2011	Deutsche	15,200	2,028	15.200	969
May, 2011	Goldman Sachs	7,000	1,118	7.000	627
May, 2011	HSBC	3,500	569	3.500	324
May, 2011	Itaú	10,000	2,401	10.000	1,678
May, 2011	Santander	4,200	595	4.200	302
June, 2011	Bank of America	8,400	1,083	8.400	497
June, 2011	BNP Paribas	4,000	947	4.000	657
June, 2011	Deutsche	11,000	1,422	11.000	656
June, 2011	Goldman Sachs	9,200	1,300	9.200	656
June, 2011	Itaú	6,000	1,342	6.000	909
June, 2011	Santander	10,000	2,381	10.000	1,656
June, 2011	Standard Bank	10,200	1,274	10.200	565
June, 2011	B. Espírito Santo	8,400	1,078	8.400	490
June, 2011	BNP Paribas	9,000	1,421	9.000	785
June, 2011	Deutsche	3,000	349	3.000	141
June, 2011	Goldman Sachs	8,000	1,042	8.000	483
June, 2011	Itaú	20,000	4,273	20.000	2,834
June, 2011	Santander	4,000	943	4.000	653
June, 2011	Standard Bank	7,000	894	7.000	406
August, 2011	Bank of America	8,200	1,075	8.200	499
August, 2011	BNP Paribas	13,200	1,951	13.000	1,032
August, 2011	Deutsche	11,000	1,426	11.000	654
August, 2011	HSBC	22,200	3,250	22.200	1,682
August, 2011	Standard Bank	8,000	1,041	8.000	480
September, 2011	B. Espírito Santo	4,200	517	4.200	222
September, 2011	Bank of America	10,000	1,291	10.000	586
September, 2011	BNP Paribas	7,000	1,056	7.000	559
September, 2011	Deutsche	16,000	2,204	16.000	1,073
September, 2011	HSBC	9,200	1,309	9.200	659
September, 2011	Standard Bank	4,000	462	4.000	182
October, 2011	Bank of America	9,000	1,187	9.000	551
October, 2011	Citibank	4,000	494	4.000	212
October, 2011	Deutsche	9,000	1,172	9.000	535
October, 2011	Standard Bank	16,200	2,005	16.200	861
November, 2011	Bank of America	10,000	1,301	10.000	592

35 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

		March 31, 2011		December 31, 2010
Maturity	Counterpart	Notional - thousand of U.S. dollars	Fair value	Notional - thousand of U.S. dollars	Fair value

November, 2011	Standard Bank	21,200	2,624	21.200	1,123
December, 2011	Deutsche	12,500	1,021	5.000	212
December, 2011	Standard Bank	7,200	867	7.200	351
December, 2011	Standard Chatered	7,500	457
January, 2012	Santander	12,500	787
January, 2012	Deutsche	7,500	476
January, 2012	Santander	7,500	481
January, 2012	Standard Chatered	7,500	480
Options (risk reversal)
December, 2011	Itaú	7,500	568
December, 2011	Itaú	(7,500)	(264)
December, 2011	Goldman Sachs	7,500	568
December, 2011	Goldman Sachs	(7,500)	(263)
January, 2012	Itaú	7,500	568
January, 2012	Itaú	(7,500)	(255)
January, 2012	Citibank	7,500	570
January, 2012	Citibank	(7,500)	(262)
January, 2012	Deutsche	7,500	576
January, 2012	Deutsche	(7,500)	(260)
January, 2012	Deutsche	7,500	577
January, 2012	Deutsche	(7,500)	(260)

			152,058		132,972

Current (*)			75,176		80,502

Non current			76,882		52,470

(*) In 2010, the balance of the current contemplates the consolidated operations.

All operations are over-the-counter and registered at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). All NDF correspond to U.S. dollar sales.

The following tables present the same derivatives, segregated by type, the receivable or payable status of operations (for swap contracts), the hedge strategy adopted by the Company, and the schedule of potential disbursements and receipts of the contracts.

Description by type of derivative

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

NDF (US$)	499,350	737,131	78,960	90,790
Swap JPY x US$ (JPY)	4,754,615	4,754,615	16,252	17,201
Swap DI x US$ (US$)	243,314	246,612	61,345	39,886
Swap LIBOR x Fixed (US$)	299,688	317,371	(12,635)	(14,905)
Swap TJLP x US$ (US$)	276,139		6,273
Swap (Risk Reversal)	45,000		1,863

			152,058	132,972

36 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Below is a summary of the open contracts by receivable or payable status and by type of contract:

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

Future contracts
Cash flow hedge (US$)	499,350	737,131	78,960	90,790

Swap contracts
Assets position
JPY fixed rate (JPY to USD)	4,754,615	4,754,615	105,584	112,182
USD LIBOR (LIBOR to Fixed)	299,688	317,000	472,738	509,000
BRL fixed rate (BRL to USD)	416,067	422,000	491,325	485,000
BRL TJLP (BRL to USD)	462,289		428,349
Liabilities position
USD fixed rate (JPY to USD)	45,000	45,000	(89,332)	(95,000)
USD fixed rate (LIBOR to fixed)	299,688	317,000	(485,373)	(524,000)
USD fixed rate (BRL to USD)	243,314	247,000	(429,980)	(445,000)
USD fixed rate (BRL TJLP to USD)	276,139		(422,076)

Total swap contracts			71,235	42,182

Options
Risk reversal			1,863

			152,058	132,972

37 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Below is a summary of the fair value and the net value by hedging strategy:

	Fair value		Value paid or received
Type of derivative	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010

Exchange rate hedge
Cash flow hedge	80,823	90,790	49,684	3,630
Debt hedge	83,870	57,087	921	5,263

Interest rate hedge
Debt hedge	(12,635)	(14,905)	(1,938)	(2,804)

	152,058	132,972	48,667	6,089

The potential disbursement and receipt schedules for fair values are:

	Exchange flow hedge	Exchange debt hedge	Interest rate hedge	Total

2011	80,822	(1,756)	(7,706)	71,360
2012		(2,126)	(4,106)	(6,232)
2013		(1,986)	(795)	(2,781)
2014		34,434	(27)	34,407
2015		4,421		4,421
2016		5,740		5,740
2017		21,027		21,027
2018		24,116		24,116

	80,822	83,870	(12,634)	152,058

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursed on the date of the contractual verification or maturity of each transaction, when the result will be determined, in accordance with the prevailing market conditions. The outstanding contracts at March 31, 2011 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(a)	Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, with high probability of occurrence, against a devaluation of the real against the U.S. dollar.

(b)	Conventional LIBOR vs. fixed rate swap

The Company has conventional swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any increase in LIBOR.

(c)	Conventional Japanese yen versus U.S. dollar swap

The Company has conventional swaps positions of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

38 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(d)	Conventional DI versus U.S. dollar swap

The Company has conventional swaps positions of Interbank Deposit ("DI") versus the U.S. dollar with the objective of tying the debt in reais, linked to DI, to a fixed debt in dollar. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

(e)	Swap TJLP versus U.S. dollar swap

The Company has conventional swaps positions of long term interest rate ("TJLP") versus the U.S. dollar with the objective of matching the debt in reais, linked to the TJLP, to a fixed dollar rate. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

(f)	Risk Reversal

The Company has risk reversal positions for purchase option (put) to purchase dollars and a dollar sale option (call) of the same amount and maturity. The difference between the put strikes (lower) and call (higher) together with the projected revenue, denominated in dollar, results in a floor and cap for the dollar exchange rate, thereby forming a "Collar". The floor hedges revenue against an appreciation of the real. The cap limits the dollar rate, offsetting the initial hedge operation entry cost.

(g)	Fair value measurement of derivative instruments

The Company determines the fair value of its derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts for early settlement. This difference might occur due to liquidity, spreads or counterparty interest in early settlement, among other aspects. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts calculated by management are also compared with the MtM provided by the banks and with the data calculated by the independent financial advisors.

The methods used for the measurement of the fair value of the derivatives used by the Company for hedging operations consider methodologies commonly used in the market and which are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to recognize the risks adopted by the Company are defined in a manual developed by the Company's risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon for fixed yields in reais for each maturity date. The difference between the rate obtained in this manner and the contracted rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability are estimated through the discount of forecast cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates were sourced from BM&FBOVESPA to calculate the fair values.

39 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company does not MtM financial applications in BOX (cap and floor) operations, because the product offered by the financial institution is considered to be an interest instrument, with earnings tied to CDI, thereby not presenting any exchange risk to the Company.

The MtM related to the derivative instruments is classified as Level 2 as required by IFRS 7 (Note 5.3).

The yield curves used to calculate the fair value were as follows:

Interest curve
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.)	Vertex	Rate (p.a.)	Vertex	Rate (p.a.)

1M	11.7217	1M	0.24089	1M	6.2647
6M	12.0289	6M	0.34112	6M	3.5040
1A	12.2878	1A	0.48290	1A	3.2386
2A	12.7687	2A	1.03096	2A	3.4577
3A	12.8800	3A	1.61880	3A	3.8366
5A	12.8508	5A	2.54756	5A	4.5418
10A	12.7100	10A	3.75885	10A	5.1562

11	Trade Accounts Receivable

	March 31, 2011	December 31, 2010

Domestic customers	208,696	251,374
Export customers	878,073	942,916
Allowance for doubtful accounts	(57,041)	(56,114)

	1,029,728	1,138,176

Accounts receivable are not considered as financing and are initially recorded at fair value.

At March 31, 2011, trade accounts receivable of R$ 1,010,297 (December 31, 2010 - R$ 1,067,228) were fully performing.

At March 31, 2011, trade accounts receivable of R$ 19,431 (December 31, 2010 - R$ 70,948) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade accounts receivable is as follows:

2011

Up to two months	18,277
Over six months	1,154

19,431

40 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

At March 31, 2011, trade accounts receivable of R$ 57,041 (December 31, 2010 - R$ 56,114) were impaired and overdue for more than six months and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery. A portion of the trade accounts receivable is expected to be recovered.

The Group's trade accounts receivable are denominated in the following currencies:

	March 31, 2011	December 31, 2010

Real	208,696	251,374
U.S. dollar	878,073	942,916

	1,086,769	1,194,290

Changes in the allowance for doubtful accounts are as follows:

	March 31, 2011	December 31, 2010

At the beginning of the period	(56,114)	(39,738)
Provision	(1,603)	(27,047)
Trade accounts receivable written off during the year as uncollectible	676	8,595
Exchange variation		270
Reclassification to assets held for sale		1,806

At the end of the period	(57,041)	(56,114)

Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovering additional cash.

Other trade and other accounts receivable do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the book value of each class of receivable mentioned above.

12	Inventories

	March 31, 2011	December 31, 2010

Finished goods
At plant/warehouses	178,498	165,534
Outside Brazil	532,567	435,456
Work in process	38,302	30,688
Raw materials	293,145	260,187
Supplies	102,550	101,572
Imports in transit	16,676	14,422
Advances to suppliers	3,099	5,982

	1,164,837	1,013,841

41 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

13	Recoverable Taxes

	March 31, 2011	December 31, 2010

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	228,318	251,688
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	20,427	25,433
Recoverable ICMS and Excise Tax (IPI)	567,319	557,457
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	565,915	520,339
Provision for impairment on ICMS credits	(491,963)	(481,527)

	890,016	873,390

Non-current	535,219	590,967

Current	354,797	282,423

The Group has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its activities are mostly directed at the exports market. Company management revised the perspectives for the realization of such credits and established a provision for the full amount in Mato Grosso do Sul unit due to the low probability of realization. The Company established a partial provision for the Espírito Santo unit reflecting the probability of realization, equivalent to 50% of the total amount.

In the year ended December 31, 2010, the Company accumulated PIS and COFINS credits on certain property, plant and equipment assets, in the Três Lagoas plant, amounting to R$ 309,058 and in the Jacarei and Piracicaba, amounting to R$ 47,272, which, for accounting purposes, were recorded at the present value of R$ 232,399 and R$ 37,216 respectively, in property, plant and equipment.

Based on the budget approved by the Company's management, substantially all the tax credits are expected to be realized by 2014.

	Amount	Percentage

In the next 12 months	354,797	49
In 2012	179,380	25
In 2013	73,311	10
In 2014	47,025	6
In 2015	40,249	6
In 2016	35,718	4

	730,480	100

PIS and COFINS related to property, plant and equipment (*)	159,536

	890,016

(*)	This credit was not included in the budget above, since it will be realized over the useful lives of the property, plant and equipment.

42 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Changes in the provision for impairment of the Company's recoverable taxes are as follows:

	March 31, 2011	December 31, 2010

At the beginning of the period	(481,527)	(406,265)
Provision for impairment of taxes recoverable	(17,800)	(95,262)
Reversal	7,364	20,000

At the end of the period	(491,963)	(481,527)

The provision and reversal of the provision for impaired on ICMS credits were recorded in the statement of income as "Cost of sales". Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14	Taxes on Income

The Company in Brazil is taxed based on its accounting income, as adjusted for tax purposes, and has calculated and recorded its taxes considering the statutory tax rates in effect at the financial information date. Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (a) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (b) adjustment to fair value of derivative instruments; (c) non-deductible provisions; (d) investments in agribusiness activities; and (e) temporary differences arising from the adoption of the CPCs.

Deferred tax assets are recognized to the extent that it is probable future taxable profit will be available to offset temporary differences, based on projections of future results through internal assumptions and future economic scenarios, which may, therefore, suffer changes.

Credits related to tax losses and temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	186,633	16
In 2012	160,146	13
In 2013	137,564	11
In 2014	101,118	8
In 2015	88,023	7
Between 2016 and 2018	262,564	23
Between 2019 and 2021	262,458	22

	1,198,506	100

In the next 12 months, the Company expects to realize R$ 119,975 related to deferred tax liabilities.

43 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Changes in the net balance of the deferred income tax amounts are as follows:

	March 31, 2011	December 31, 2010

At the beginning of the period	109,665	308,124
Charges in the statement of income	(34,525)	(146,924)
Tax effect on discontinued operations (Note 34)	(55,974)	(38,384)
Foreign exchange variation	(9,924)	(10,920)
Other	15,218	(2,231)

At the end of the period	24,460	109,665

Deferred tax assets	1,198,506	1,332,025

Deferred tax liabilities	(1,174,046)	(1,222,360)

(a)	Reconciliation of income tax and social contribution benefit (expense)

	March 31
	2011	2010

Income before income tax and social contribution	179,084	(131,153)

Income tax and social contribution at statutory nominal rate - 34%	(60,889)	44,592

Reconciliation to effective expense

Equity in earnings (losses)	(17)	(99)
Reversal of social contribution credit on export profits (i)		82,922
Tax benefit from REFIS - Law 11941/09 (ii)		9,216
Difference in tax rates of foreign subsidiaries	40,440	53,571
Effect of tax benefit on CONPACEL goodwill		(23,777)
Present value adjustment - Aracruz acquisition	(6,933)	(32,177)
Other	(3,764)	(2,415)

Income tax and social contribution expense for the year	(31,163)	131,833

Effective rate - %	17,4	100,5

(i)	Effect of Social Contribution exemption on export revenues in 2003 (Note 21(a)(ii)).

(ii)	Tax benefit related to reversal of interest and fines from the Tax Amnesty and Refinancing Program ("REFIS") (Note 21(a)(vii)).

44 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Analysis of deferred tax balances

	March 31, 2011	December 31, 2010

Assets
Tax losses	659,034	709,497
Provision for contingencies	78,194	77,400
Sundry provisions	315,599	356,184
Tax amortization of goodwill	145,679	188,944

Total	1,198,506	1,332,025

Liabilities
Accelerated tax incentive depreciation	13,697	15,004
Exchange variation - cash basis on loans	409,767	465,657
Reforestation costs already deducted for tax	256,954	194,945
Fair value of biological assets	266,292	297,273
Effect of business combination on acquisition of Aracruz	59,611	63,093
Deferral of gains on derivative contracts	51,700	45,173
Tax benefit on unamortized goodwill	111,822	137,012
Other provisions	4,203	4,203

Total	1,174,046	1,222,360

The Company has not recognized deferred tax liabilities related to the gain generated on the exchange of assets with International Paper, in the amount of R$ 605,540, since the reversal of these temporary difference is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

(c)	Transitional Tax System ("RTT")

For purposes of determining income tax and social contribution on net income, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

The RTT will be effective until the enactment of the law that will address the tax effects of the new accounting methods.

15	Significant Related Party Transactions and Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. ("VID"), which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of the shares (together the "Controlling shareholders"). The Company's commercial and financial transactions with its subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances are as follows:

45 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

	Balances receivable (payable)
	Nature	March 31, 2011	December 31, 2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(5)	(283)
BNDES	Financing	(1,761,188)	(1,754,267)

		(1,761,193)	(1,754,550)

Transactions with subsidiaries, joint ventures and associates
Asapir Produção Florestal e Comércio Ltda.	Wood supplier	(12,869)	(12,869)

Votorantim Group companies
VOTO III	Eurobond	(94,025)	(99,230)
Votoner - Votorantim Comercializadora de Energia	Energy supplier		(20)
Banco Votorantim S.A.	Financial investments	194,174	194,767
Companhia Nitro Química Brasileira	Chemical products supplier	(705)	(590)
Anfreixo S.A.	Material supplier	(351)	(400)
Votorantim Cimentos S.A.	Leasing of lands	(8)	(248)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(31)	(31)
Votorantim Cimentos S.A.	Others	353	353

		99,407	94,601

	Revenues (expenses)
	Nature	March 31, 2011	March 31, 2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(1,794)	(921)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(45,622)	(29,775)

		(47,416)	(30,696)

Votorantim Group companies
VOTO III	Eurobond	(3,011)	(2,205)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(5,875)	(4,609)
Banco Votorantim S.A.	Investments	4,993	4,735
Companhia Nitro Química Brasileira	Chemical products supplier	(2,049)	(1,627)
Anfreixo S.A.	Material supplier	(1,549)	(2,028)
Votorantim Cimentos S.A.	Leasing of lands	(132)	(237)
Votorantim Metais Ltda.	Leasing of lands	(1,739)	(1,760)
Companhia Brasileira de Aluminio (CBA)	Leasing of lands		(99)
Votorantim Cimentos S.A.	Others	1	1

		(9,361)	(7,829)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

46 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(i)	Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,118 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical assessorial, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 20(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were executed.

(ii)	Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. There was a one-off purchase of intercompany receivables from this subsidiary relating to export shipments. These operations settled December 2011 at 1% p.a.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture of the Company and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

The Company has an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled subsidiary, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled subsidiary Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m3 of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood.

47 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(iii)	Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a. The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply its units in Jacareí and Piracicaba. The total amount contracted is R$ 104,000, guaranteeing 787,000 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining balance.

The Company maintains investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104.3% of the CDI, maturity on September 27, 2011. The Company's cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000.

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Cia. Nitroquímica Brasileira, for R$ 19,000, guaranteeing the supply of 72,000 metric tons of acid for five years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain records until January 2, 2013 for R$ 1,700. In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

On January 10, 2009, the Company entered into a contract with Votorantim Cimentos Ltda. to sell software for R$ 562, maturing in eleven months up to December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling of R$ 76,496.

The Company has land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which matures in 2023, totaling of R$ 4,062.

In the quarter ended March 31, 2011 and the year ended in December 31, 2010, no provision for impairment was recognized on assets involving related parties.

48 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 28, 2011 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees and for 2010 was R$ 37,491. The remuneration expenses, including all benefits, are summarized as follows:

	March 31
	2011	2010

Short-term benefits to officers and directors	5,009	6,324
Benefits to rescission of contract		3,697

	5,009	10,021

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved the compensation program based on the rights relating to the increase in share values (Note 25).

The short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees' members of R$ 166 for the period ended March 31, 2011 (R$ 665 for the quarter ended March 31, 2010).

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

16	Property, Plant and Equipment

(a)	Analysis

	Annual	March 31, 2011			December 31, 2010
	average
	depreciation		Accumulated
	rate -%	Cost	depreciation	Net	Net

Land		2,110,426		2,110,426	2,119,325
Buildings	4	2,623,641	1,013,746	1,609,895	1,618,144
Machinery, equipment and facilities	5.5	13,365,208	4,914,696	8,450,512	8,516,831
Advances to suppliers		290,369		290,369	280,455
Construction in progress		311,803		311,803	391,667
Other		252,145	202,312	49,833	53,009

		18,953,592	6,130,754	12,822,838	12,979,431

49 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Flux of net book value

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credit		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions			4,401	17,672	102,177	1,393	125,643
Disposals	(9,310)	(6,884)	(5,962)			(147)	(22,303)
Depreciation		(31,136)	(172,752)			(4,250)	(208,138)
Transfers and others	411	29,771	107,994	(7,758)	(182,041)	(172)	(51,795)

At March 31, 2011	2,110,426	1,609,895	8,450,512	290,369	311,803	49,833	12,822,838

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company's industrial units, being R$ 58,665 in Jacareí, R$ 3,629 in Piracicaba, R$ 53,327 of forest area, R$ 27,193 of Fibria-MS, R$ 110,741 in the Aracruz unit, R$ 24,811 in Veracel.

The loan charges capitalized were calculated based on the weighted average cost of the related debt. In the second half of 2010, the rate applied was 6.04% p.a., and, in accordance with the internal policy, was revised in January, 2011 to 6.04% p.a.

The depreciation expenses was charged in the statement of income under "Cost of sales", "Selling expenses" and "General and administrative expenses" are disclosed in Note 28.

Property, plant and equipment furnished as guarantee is disclosed in Note 20.

(c)	Finance and operating lease agreements

Finance leases, and agreements that do not have the legal characteristics of a lease but transfer the right to use an asset in exchange for a payment are related to the purchase of forest equipment for felling trees and transporting wood, as well as the purchase of industrial equipment for the processing of chemicals and oxygen. The schedule of future disbursements is detailed in Note 5.1(c). The table below demonstrates the amounts recorded mainly as "Machinery, equipment and facilities" as of December 31, 2010 and 2009:

	March 31, 2011			December 31, 2010

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Forest equipment	44,519	20,131	24,388	51,530	20,648	30,881
Industrial equipment for the processing of chemicals and oxygen	88,990	11,360	77,630	88,990	9,940	79,049

	133,509	31,491	102,018	140,520	30,588	109,930

50 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company has timberland operating leases with third parties usually with a 21 years term. Lease payments, equivalent to 30% of the market value of the wood harvested on the property, are made after each harvest. The Company guarantees to the lessor a minimum payment for the harvest.

At March 31, 2011, minimum payments of future operating leases were as follows:

Years	Land leases

2011	48,464
Between 2012 and 2014	95,891
Between 2015 and 2017	95,891
Other 2018	307,353

548,099

17	Biological Assets

The Company's biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Espírito Santo, Rio Grande do Sul and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	March 31, 2011	December 31, 2010

At the beginning of the period	3,550,636	3,791,084
Change in fair value
Harvests in the period	(246,862)	(851,681)
Additions	138,235	642,567
Change in fair value		92,319
Disposals	(1,213)
Advance to suppliers transfers	56,357	37,112
Reclassification to assets held for sale		(160,765)

At the end of the period	3,497,153	3,550,636

In determining the fair value of biological assets, the projections are based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years and an area of approximately 571,550 hectares at March 31, 2011.

The projected cash flows is consistent with area's growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region; the average was 42.08 m3/hectare (42.08 m3/hectare in 2010).

51 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The average net sales price of R$ 50.05 per cubic meter (R$ 50.05 per cubic meter in 2010) was projected based on the estimated price for eucalyptus in the local market, a market study and researched transactions, adjusted to reflect the price of standing timber by region. The standard estimated cost contemplates expenses for felling, chemical control of undergrowth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of assets, such as property, plant and equipment and own land, considering an average rate of return of 5.5% p.a. were also considered. The pre-tax discount rate was 13.2%.

The biological assets' fair value was determined by management and is supported by reports of independent advisors. The Management believes that the assumptions used for the year ended in 2010 are valid at March 31, 2011. No gains or losses from changes in fair value were recorded.

The Company has no pledged area as guarantee.

The Company's forestry operations are subject to several environmental risks, which it mitigates by applying strict operating procedures and making investments in equipment and systems to control pollution. The ongoing expenditures related to the compliance with environmental laws are recorded in the results of operations as incurred, and new equipment and systems are capitalized. Management believes that, at present, it is not necessary to record a provision for impairment related to environmental issues, based on laws and regulations currently in effect in Brazil.

18	Intangible Assets

(a)	Analysis
		March 31, 2011			December 31, 2010
	Annual
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Systems development and deployment	20	204,280	143,415	60,865	63,239
Databases	10	456,000	102,600	353,400	364,800
Patents	15.9	129,000	46,226	82,774	87,910
Relationship with suppliers
Diesel and ethanol	20	29,000	14,812	14,188	15,834
Chemical products	6.3	165,000	23,389	141,611	144,210
Goodwill
Aracruz		4,230,450		4,230,450	4,230,450

		5,213,730	330,442	4,883,288	4,906,443

(b)	Flux of net book value
	March 31, 2011	December 31, 2010

At the beginning of the period	4,906,443	5,443,354
Amortization of databases, patents and suppliers	(20,781)	(83,123)
Reclassification to assets held for sale		(475,413)
Acquisition and disposal of software	(2,374)	21,625

At the end of the period	4,883,288	4,906,443

The amortization of intangible assets was recorded in "General and administrative expenses" and "Other operating income (expenses), net".

52 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Impairment tests for goodwill

The Company assessed the recovery of the net book value of goodwill at December 31, 2010 based on its value in use, using the discounted cash flow model for each CGU. The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company's best estimate. The recoverability test did not result in the need to recognize any impairment of goodwill.

No changes to underlying assumptions or fact and circumstances occurred which would have warranted a reassessment for impairment purposes as at March 31, 2011.

Goodwill is allocated to CGU identified, as follows:

	March 31, 2011	December 31, 2010

Goodwill on the acquisition of Aracruz	4,230,450	4,230,450

	4,230,450	4,230,450

The discounted cash flow method was used to determine the value of the CGU. The underlying concept of this methodology is the determination of free cash flows, in a specific period, taking into account:

•	operating results;
•	depreciation of property, plant and equipment, appropriated to the results for the year;
•	the need to incremental working capital, determined based on the Company's financial cycle.

The balances of cash for each period are calculated at present value, discounted through the application on the rate that best reflects the Weighted Average Cost of Capital (WACC). This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities.

The cost of the Company's own capital was calculated through the Capital Asset Pricing Model.

A cash flow for a period of five years was considered according to the Company's projections, plus a residual amount calculated by the perpetuation of the balance of cash in the fifth year, discounted to present value using the WACC rate, less the estimate of growth of Brazilian Gross Domestic Product.

The main assumptions used in determining value in use at December 31, 2010, for each CGU, are as follows:

2010

Gross margin - % (i)	29.8
Perpetuity - "g" - % (ii)	0.74
Discount rate - WACC - % (iii)	8.38

(i)	Gross margin, weighted average of the period of five years.
(ii)	Perpetuity grown rate.
(iii)	Pre-tax discount rate.

53 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant operating segments.

19	Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and financial funds according to the type of agreement, and is guaranteed wood inputs for pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below demonstrates the flux during the years:

	March 31, 2011	December 31, 2010

At the beginning of the period	693,490	720,127
Advances made	9,118	29,914
Wood harvested	(17,180)	(55,851)

At the end of the period	685,428	693,490

20	Loans and Financing

Current	Average
	annual	March 31,	December 31,
Type/purpose	charges - %	2011	2010

In foreign currency
Export credits (prepayment)	4.4	41,459	42,967
Bonds - VOTO IV	8.5	7,691	788
Eurobonds (issued by VOTO III)	4.3	803	1,875
Eurobonds (issued by Fibria Overseas)	7.6	98,069	34,558
Export credits (ACC)	2.0	50,444	66,693
FINIMP	1.5		2,417
Leasing	2.9	5,848	4,189
Export credits (Finnvera)	4.7	35,279	39,089
EIB Eurpo Inv. Bank	0.9	2,716	4,178

		242,309	196,754

In reais
BNDES
TJLP	8.6	296,880	294,972
Currency basket	7.5	41,283	41,996
NCE in reais	11.8	55,226	63,246
Rural credit note	9.6		20,611
Midwest Region Fund	8.5	8,914	6,105

		402,303	426,930

		644,612	623,684

54 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

Non-current	Average
	annual		March 31,	December 31,
Type/purpose	charges - %	Maturity	2011	2010

Foreign currency
Export credits (prepayment)	4,4	2012 to 2020	2,124,832	4,440,775
Eurobonds (issued by Fibria Overseas)	7.6	2020	4,057,895	2,896,617
Bonds - VOTO IV	8.5	2020	316,443	333,240
Export credits (ACC)	2.0	2011	244,910
Export credits (Finnvera)	4.7	2012 to 2018	204,942	227,328
Eurobonds (issued by VOTO III)	4.3	2014	93,222	97,445
Leasing	2,9	2013	14,302	19,260
FINIMP	1.5	2012		2,154
EIB Eurpo Inv. Bank	0.9	2012		694

			7,056,546	8,017,513

In reais
BNDES
TJLP	8.6	2012 to 2017	1,245,844	1,246,757
Currency basket	7,5	2012 to 2017	177,181	170,542
NCE	11,8	2012 to 2013	462,239	455,555
Midwest Region Fund	8,5	2012 to 2017	64,596	67,406

			1,949,860	1,940,260

			9,006,406	9,957,773

The foreign currency loans and financings are U.S. dollars denominated, except for the Eurobond VOTO III, which is denominated in Yens.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

The table below was prepared pursuant to IAS 39 in order to show the annual effects on the financial expenses arising from the cost of fund raising, at the effective interest rate:

	2011
Description	2011	2012	2013	2014	2015	2016	2017 onwards	Total

Export credits (Finnvera)	(592)	(790)	(790)	(790)	(790)	(790)	(921)	(5,463)
Bonds (VOTO IV and Fibria Overseas)	(25,989)	(34,653)	(34,653)	(34,653)	(34,653)	(34,653)	(118,439)	(317,693)
Export credits (prepayment)	(6,721)	(8,961)	(8,961)	(8,006)	(3,155)	(3,228)	(6,383)	(45,415)

	(33,302)	(44,404)	(44,404)	(43,449)	(38,598)	(38,671)	(125,743)	(368,571)

55 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The capitalization of the costs related to the loans and financings increase the average cost of our debt in 0.06% p.a.

The maturities of the non-current portion of the debt at March 31, 2011 are presented below:

Maturity of
long-term		Foreign
Installments	Reais	currency	Total	Percentage

2012	257,842	403,073	660,915	7
2013	335,374	291,710	627,084	7
2014	387,731	524,896	912,609	10
2015	391,021	273,211	664,232	7
2016	210,666	384,441	595,107	7
2017	233,707	430,504	664,211	7
2018	130,301	195,993	326,294	4
2019	3,236	171,272	174,508	2
2020		3,160,270	3,160,270	35
2021		1,221,176	1,221,176	14

	1,949,860	7,056,546	9,006,406	100

(a)	Export credits (prepayments)

On January 2011, the Company executed three Export Credit ("ACC") contracts receiving advances against future exports with Banco Bradesco, in the amount of US$ 50 million each (equivalent then to R$ 248,640 in total) with maturing in June 2012 with a fixed interest rate of 2.09% p.a.

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 29, 2011 the Company partially prepaid this loan with proceeds from the CONPACEL sale and proceeds from the Fibria 2021 Bond, in the amount of US$ 600 million (equivalent then to R$ 992,760).

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On June 30, 2010, the Company signed an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900), with maturities through 2017, bearing quarterly LIBOR plus 2.80% p.a., which can be reduced to 2.40%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. On March 21, 2011, the Company prepaid this loan of US$ 600 million (equivalents then to R$ 999,120), with proceeds from the CONPACEL sale and the proceeds from the Fibria 2021 Bond.

56 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The credits are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities.

In December 2009, the Company borrowed US$ 1,175 million (equivalent then to R$ 2,046,970) in a two-tranche export prepayment line from various banks, with US$ 750 million (equivalent then to R$ 1,306,580), maturing within five years, with a three-year grace period, and US$ 425 million (equivalent then to R$ 740,390), maturing within seven years, with a five-year grace period.

The interest rate is the quarterly LIBOR plus an initial spread of 4.00% p.a. on the US$ 750 million tranche and a spread of 4.25% p.a. on the US$ 425 million tranche. There is a reduction in the spread according to the Company's leveraging levels. In September 2010, Company prepaid the remaining balance of these transactions, because they presented less favorable conditions.

In July 2009, the Company signed an export credit contract with Banco Credit Suisse totaling US$ 54 million (equivalent then to R$ 104,166), bearing interest of 100% of the CDI plus 1% p.a., maturing in July 2012. In June 2010, the Company approved the assignment of this agreement from Banco Credit Suisse to Banco Safra, without changing any of the other contractual provisions.

In September 2008, as a result of the creation of the CONPACEL on the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), the Company recorded the balance of loans arising from the spin-off which were subsequently merged into Fibria, of US$ 83 million (equivalent then to R$ 139,596), related to the contracts for export prepayment totaling US$ 73 million and for import financing totaling US$ 10 million, both of which mature in 2012. In June 2010, the Company prepaid the remaining balance of these transactions, in the amount of US$ 24 million, because they presented less favorable conditions. On January 2011, following the sale of CONPACEL, the remaining balance of these transactions was transferred.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014. The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

The Company has export prepayment contracts with Banco do Brasil in the amount of US$ 200 million, bearing interest of LIBOR plus 3.20% - 5.00%, maturing in 2018. In September 2010, the spread rate was renegotiated and altered to 2.80% p.a. above LIBOR, which can be reduced to 2.40%, conditioned to the leverage levels and rating of the Company. The maturity date of the first installment was also altered to 2013 and the total contract maturities in 2017. On March 30, 2011 the Company prepaid this loan in full with proceeds from the CONPACEL sale and the proceeds from the Fibria 2021 Bond, in the amount of US$ 200 million (equivalent then to R$ 327,200).

57 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Loans - VOTO III (eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III ("VOTO III"), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000.

(c)	Loans - VOTO IV (eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV ("VOTO IV"), a company jointly controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000.

(d)	Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (eurobonds)

In March 2011, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million ("Fibria 2021", equivalent then to R$ 1,240,875) in the international market, maturing in ten years and with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million ("Fibria 2020" equivalent then to R$ 1,339,650) in the international market, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion ("Fibria 2019" equivalent then to R$ 1,744,000), maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bond for the Fibria 2020 Bond, in order to align the interest yield curve and improve the liquidity of the security, and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The effective interest rate on these operations, including the costs necessary to raise the funds, is 8.66% p.a.

(e)	BNDES

In October 2010, a new EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months.

 In 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2010, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In 2008, a financing agreement with BNDES totaling R$ 74,821 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a. The final maturity of this financing is 2015. At December 31, 2010, 2010, 57% of this amount had been released.

In 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

58 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

In 2006, a financing agreement was executed with BNDES, the balance of which at December 31, 2010, 2010 was R$ 518,086, of which R$ 516,588 has already been released, maturing from 2009 to 2016, bearing interest at the TJLP plus 0% to 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

Considering only the portion guaranteed by the Company, equivalent to 50% of financing raised by Veracel (joint venture with Stora Enso) from BNDES, the total principal amount at December 31, 2010 amounted to R$ 331,299, repayable from 2011 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

The Company has contributed the pulp plants located in Jacareí and Três Lagoas, State of Mato Grosso do Sul, as collateral for these financings.

(f)	Leasing

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract maturity is up to 2013.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased and the maturing timetable is described in Note 5.1(c).

(g)	Export Credit Note (NCE) and Rural Credit Note (NCR)

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. This NCE is linked to a swap that converts floating rates to fixed rates of 5.45% plus exchange variations.

In August 2009, the Company signed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days and bearing charges of 11.25% p.a.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000, which matures in June 2011 and bearing charges of 11.25% p.a.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014 (51%), with final maturity in December 2013 and charges of 100% of the CDI.

59 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(h)	Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

(i)	Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria-MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)	Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables in a specific account.

Export prepayments negotiated between 2009 and 2010, as well the leasing and export credit (Finnvera), are subject to the following obligations:

•	Restrictions on the Company's capacity to merge with or into other entities.
•	Restrictions on sales and exchanges of assets by the Company.
•	Maintenance, at the end of each quarter, of a ratio of:

									After 2013
	March, 2011	June, 2011	September, 2011	December, 2011	March, 2012	June, 2012	September, 2012	December, 2012	March, September	June, December

Debt service cover (i)	0.75	1.2	1.0	1.2	1.0	1.2	1.0	1.2	1.0	1.2
Indebtedness level (ii)	5.0	3.0	4.25	3.0	4.0	3.0	4.0	3.0	3.5	3.0
Gross debt over hare holders equity (iii)	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7

(i)
Defined as the ratio of (i) EBITDA in accordance with accounting practices adopted in Brazil and adjusted (for the last four quarters) with respect to (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters.

(ii)	Net debt to Adjusted EBITDA (for the last four quarters).

(iii)	Total debt to shareholders' equity.

The principal events of default under these contracts include:

•	non-payment of the principal amount or interest;
•	inaccuracy of any declaration, guarantee or certification provided;
•	cross-default and cross-judgment default, subject to an agreed minimum of US$ 50.0 million;
•	subject to certain cure periods, breach of any obligation under the agreement;
•	certain events of bankruptcy or insolvency of Fibria or certain of its subsidiaries or Veracel.

The Company was fully in compliance with the covenants agreed upon in the contracts with the banks at March 31, 2011.

60 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(k)	Unused lines of credits

At March 31, 2011, there are no unused lines of credits.

(l)	Loans and financing guarantees

At March 31, 2011, loans and financing are guaranteed mainly by property, plant and equipment items, with a net book value of R$ 4,855,445, considered sufficient to cover the corresponding loans and financing amounts.

(m)	Fair value of loans and financing and payable - Aracruz acquisition

The book value and fair value of loans and financing and payable - Aracruz acquisition are as follows:

	Book value		Fair value
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

Export credits	2,701,866	4,816,852	2,933,804	5,410,468
Bonds	4,574,123	3,364,523	6,390,004	4,962,249
Finimp		4,570		4,627
Leasing	20,150	23,449	20,935	48,408
National Bank for Economic and Social Development (BNDES)	1,761,188	1,754,267	1,613,134	1,627,630
Rural credit note		20,611		20,449
NCE	517,465	518,801	619,984	622,709
Payable - Aracruz acquisition	605,497	1,440,676	609,101	1,440,676
Derivative debt
Other	76,226	78,384	68,526	78,384

	10,256,515	12,022,133	12,255,488	14,215,600

21	Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

Provisions and corresponding judicial deposits are as follows:

	March 31, 2011			December 31, 2010
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	169,970	(278,423)	(108,453)	169,492	(273,335)	(103,843)
Labor	43,285	(81,454)	(38,169)	39,266	(80,457)	(41,191)
Civil	745	(10,266)	(9,521)	311	(10,305)	(9,994)

	214,000	(370,143)	(156,143)	209,069	(364,097)	(155,028)

61 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At March 31, 2011, these claims amount to: tax R$ 1,181,349 and civil R$ 64,406.

The change in the provision for contingencies is as follows:

	March 31, 2011	December 31, 2010

At the beginning of the period	364,097	712,873
Reversal (*)	(1,520)	(396,696)
New litigation	1,221	13,934
Indexation accruals	6,345	33,986

At the end of the period	370,143	364,097

(*)	The reversal in 2010 was due to the REFIS (R$ 215,181 - item (vii) below), the reversal of the provision for CSLL taxes on export revenue in 2003 (R$ 156,331 - item (ii) below) among others.

(a)	The following is a summary of the main tax litigation cases

(i)	ICMS

The Company filed claims challenging the inclusion of ICMS tax in the basis of taxable income for COFINS purposes in the period from 1996 to 2002, and also claiming the right to take credit for ICMS tax paid on the purchases of raw materials used in the production of tax-exempt paper. The Company is entitled to take these credits as from January 2006 due to the enactment of Supplementary Law 120 of December 29, 2005. The Company has accrued and deposited in court the disputed tax, the total balance of which at March 31, 2011 is R$ 45,184.

(ii)	Social contribution on export income

On March 31, 2004, the Company was granted the right not to pay social contribution on export income retroactively to January 2004. In April 2007, as a result of an unfavorable court decision, the Company made a judicial deposit of R$ 36,859, plus interest of R$ 10,170 based on the SELIC rate. In February 2008, the Company made an additional judicial deposit of R$ 73, and the deposited amount, therefore, totaled R$ 47,102. The contingency is fully accrued. The Company is still discussing this issue in court.

In September 2003, the Company obtained a favorable sentence permitting it, as from 2002, not to pay social contribution on export income, and it was also assured the right to offset overpaid amounts, updated by the SELIC rate, amounting to R$ 113,721 at March 31, 2011, for which a provision was established. The Company is awaiting a final judicial ruling on the appeal filed by the Federal Government. Furthermore, on December 1, 2009, the Company was served an assessment notice regarding the social contribution for 2004, amounting to R$ 71,400, updated to December 31, 2010.

62 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

In 2010, as the Brazilian Federal Revenue Service (RFB) had not served an assessment notice for 2003 and management believes, as supported y legal counsel, that the tax authorities are no longer entitled to claim the amounts for that period, as rights have prescribed. Accordingly, the Company reversed the provision of R$ 156,331 in the quarter ended March 31, 2010, of which R$ 73,409 to "Financial results" and R$ 82,922 to "Income tax and social contribution". Additionally, on December 28, 2010, the Company was served a social contribution assessment for the 2005 tax year, totaling R$ 3,400 at December 31, 2010.

(iii)	Tax assessment notice

In December 2007, Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (RFB) totaling R$ 1,218,057 at March 31, 2011, for the alleged nonpayment of income tax and social contribution relating to the earnings of its foreign subsidiary, recognized in Brazil as equity in earnings of subsidiaries, during the period from 2002 to 2006. The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.

In June 2008, a trial court upheld the tax assessment. The Company filed an administrative appeal against that ruling, and is presently waiting the court decision.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in the country of incorporation and, therefore, the likelihood of this assessment being upheld is remote, since it violates provisions of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation. Consequently, in view of the probable likelihood of a favorable outcome, the Company has not recognized any provision for this remote contingency.

(iv)	Class action

In November 2008, a securities class action was filed against the Company (ex-Aracruz) and certain of its current and former officers and directors on behalf of purchasers of the Company's ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions. The indemnity claimed by the plaintiffs has not yet been specified and will depend, if the action continues, on expert proof and determination of damages. Due to the unpredictability of the likelihood of an unfavorable outcome and no basis on which to estimate the amount or range of potential loss, no provision has been recognized.

(v)	Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4213, of April 16, 2002), in December 2002, the Company requested and was granted by the Federal Revenue Secretariat (SRF) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

63 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

On January 9, 2004, the Company was served Official Notice 1406/03 by the liquidator of the former Superintendency for the Development of the Northeast (SUDENE), who reported that, "based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled".

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Federal Revenue Secretariat (SRF) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 211,233 - updated to December 31, 2010. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against this decision and in September 2008 the Ministry of Finance's Board of Taxpayers (CCMF) deemed that the assessment by the tax authorities had partial merit and confirmed the Company's right to use the tax incentive until 2003. However, the assessment was maintained for 2004, which resulted in an assessed amount of R$ 47,133 - updated to March 31, 2011. The Company filed an appeal against the decision with respect to 2004.

The Company's management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

As regards the benefits utilized (R$ 143,000 at December 31, 2004), based on the position of its external legal counsel, the Company's management believes that the tax payment demanded is unjustified, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Federal Revenue Secretariat's determinations and ADENE's qualifying reports.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, Company management believes that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting pre-established requirements (implementation, expansion or modernization of industrial enterprise), thereby securing the right to use such tax benefits until the end of the periods set forth in law and in the terms of the concession.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Federal Revenue Secretariat (SRF) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is considered as remote by the Company's management and external legal counsel. As regards the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is considered as possible, and no provision has, therefore, been constituted.

64 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(vi)	IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax (IRPJ) credits with the Federal Revenue Secretariat, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125,233, of which only R$ 83,470 was approved. The Company made a timely appeal against the rejection of the tax credits. As regards 1997, the claim is pending a decision from the first trial court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, the Company has not made provisions for these legal proceedings and considers a loss to be possible, but not probable.

(vii)	Tax Amnesty and Refinancing Program ("REFIS")

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

The debt included in the installment payment program mainly arose from:

•	COFINS - rate increase from 2% to 3% as established by Law 9718/98;

•
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations;

•	IRPJ/CSLL - tax assessments issued due to the offset of 100% of income and social contribution tax losses;

•
Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002;

•
Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

•	IRPJ - judicial proceeding about interest on earnings arising abroad in the period from 1985 to 1989, resulting from receivables of the Company due by a company under receivership in Argentina (CASA).

At March 31, 2011, the updated amount of the refinanced tax due included in the installment payment program is R$ 236,580, for which there are judicial deposits of R$ 220,207. Upon electing to join the REFIS program, the Company identified certain contingencies which were previously classified as possible losses, totaling R$ 51,201 and charged these to the statement of income in 2010, together with the penalty and interest of R$ 27,105, indexation of judicial deposits of R$ 34,770 and provision for lawyers' fees. There were no similar impacts in 2009.

65 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Significant comments on labor/civil proceedings

The Company is a party to approximately 3,408 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers' compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 952 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Civil and labor proceedings assessed as probable and possible losses are provisioned based on the historical percentage of disbursements.

(c)	Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company considered the IAS 16 - "Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site" in order to decide if an obligation regarding the decommissioning of property, plant and equipment assets should be recorded, and concluded that this is not required, since it has no legal obligations for the decommissioning of assets and for which an obligation is unavoidable. The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets.

22	Long-term Commitments

(a)	Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a maximum period of 18.1 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at March 31, 2011 correspond to R$ 247,170 per year (R$ 272,595 at December 31, 2010).

(b)	Supply arrangements

Additionally, in 2007, the Company entered into a long-term agreement with International Paper for the supply of pulp for a 30-year period. The obligation based on this agreement totaled R$ 115,107 at March 31, 2011 (R$ 103,445 at December 31, 2010).

66 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(c)	Guarantees in compror (financing of purchases) operations

The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 146,373 at March 31, 2011 (R$ 217,389  at December 31, 2010). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

Additionally, the Company signed contracts to purchase wood from eucalyptus forests with unrelated parties maturing in seven years.

23	Shareholders' Equity

(a)	Capital

At March 31, 2011, fully subscribed and paid-up capital is represented by 467,934,646 nominative common shares without par value. The authorized capital is represented by 529,624,961 nominative common shares without par value.

(b)	Dividends and interest on own capital

The Company's by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

Dividends for the year ended December 31, 2010 of R$ 0.30 per share, totaling R$ 142,179, will be proposed at the Shareholders' Annual General Meeting. This financial information reflects only the mandatory minimum dividend established in the Company's by-laws.

Despite the positive results for the year ended December 31, 2009, the Company's management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company's business plan, has not proposed the dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6404/76. Considering that at December 31, 2010 the Company's financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a "Special reserve for minimum dividends not distributed" in shareholders' equity was reclassified to a liability for "Dividends payable".

(c)	Legal reserve

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the constitution of the legal reserve, mainly relates to the investment plans included in the capital budget, and the processes of plant modernization and maintenance, as approved by the Statutory Audit Committee and the Board of Directors.

67 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

24	Benefits to Employees

(a)	Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended March 31, 2011 was R$ 21,082 (March 31, 2010 - R$ 14,736).

(b)	Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's rules, the Company matches employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the year ended March 31, 2011 amounted to R$ 1,532 (R$ 6,752 at March 31, 2010).

(c)	Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company's employees, their dependents, until they come of age, and their spouses, for life.

The Company's policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - "Benefits to Employees" requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended March 31, 2011 was R$ 2,051 (R$ 2,367 at March 31, 2010).

The actuarial methods are based on economic and biometric assumptions, as follows:

Actuarial assumptions
December 31, 2010

Discount rate - %	6.75
Real growth rate of medical costs - %	3.0
Rate of increase of utilization of medical assistance - %	3.0
Long-term inflation - %	4.25
Biometric table of general mortality	AT-83
Biometric table of general mortality for invalids	IAPB 57

This liability of R$ 76,992 (R$ 70,163 at December 31, 2010) was recorded in non-current liabilities, as "Other payables".

68 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2010 (all other assumptions have been held constant). No changes to underlying assumptions or fact and circumstances occurred which would have warranted a reassessment as at March 31, 2011.

2010

Sensitivity of retiree welfare results
On total service and interest cost components	(976)
On post-retirement benefit obligation	(8,688)

(d)	Employee benefits

	March 31
	2011	2010

Payroll, profit sharing and related charges	114,793	101,932
FGTS and other rescission indemnifications	7,466	9,973
INSS	19,947	19,393
Others	3,980	18,601

	146,186	149,899

25	Phantom Stock Options (PSO) - Compensation Program Based on Shares

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, permitting their participation in the increase in value of the Company's shares.

The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for any actual share trading. The Company's CEO and Executive Directors are eligible for the plan.

At the time of each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation in the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.
The PSO can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is two years. Exceptionally, the first award, denominated as Program 2009, has a variable vesting period.

The exercise price of the options is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the six months prior to the date of the award. Exceptionally, for the 2009 and 2010 Programs, an exercise price of R$ 27.55 was utilized, corresponding to the price on the first day that the common shares of FIBR3 were traded.

69 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

In August 2010, the following options, denominated 2009 and 2010 Programs, were awarded:

	2010 program
Vesting	Right to exercise	Options	Exercise price

36 months	August 28, 2013	223,207	27.55

	2009 program
Vesting period	Right to exercise	Options	Exercise price

None	August 27, 2010	52,215	27.55
Four months	December 26, 2010	52,215	27.55
14 months	October 27, 2011	52,214	27.55

		156,644

Assumptions and calculation of fair value of options granted

The pricing of options was based on the BTT model, due to its ease of implementation, validation and inclusion of the peculiarities of the program. This model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

To determinate this value, the following economic assumptions were made:

	Program
	March 31, 2011	December 31, 2010

Share price volatility - % (i)	1.48	5.72
Risk free return rate - % (ii)	9.85 to 12.02	10.6 to 11.7
Average price of shares (average of six prior months)	26.73	31.33
Options exercise price	27.55	27.55
Weighted-average term of life of option (months)	53.37	56.37

Fair value of option resulting from the model (average)	0.79	1.96

70 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(i)	Based on the daily volatility price for a six-month period.
(ii)	The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

The settlement of this benefit plan for executives will be effected by the Company in cash when the options are exercised.

The change in the number of share purchase options and their corresponding weighted average prices for the period are presented below:

	Number of options	Weighted average price for exercise of options - reais

Open at the beginning of the year
Granted during the period	379,851	27.55
Open at the end of the period	379,851	27.55
Exercisable options at the end of the year (*)	52,215	27.55

(*) No changes happened on the balance at March 31, 2011.

The remaining weighted average term for the exercise of outstanding options at March 31, 2011 is 18.22 months.

In the period ended March 31, 2011, the total appropriated expenses amounted to R$ 168, recorded in liabilities, as "Other payables".

26	Net Revenues

The reconciliation between gross and net revenues for the period ended March 31, 2011 and 2010 is as follows:

	March 31
	2011	2010

Gross revenues	1,832,087	1,799,018
Federal, state and city sales taxes	(75,385)	(82,920)
Discounts and returns (*)	(209,015)	(204,699)

Net revenues	1,547,687	1,511,399

(*) Related mainly to the export customers' performance rebate.

71 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

27	Financial Results

The financial results for the period ended March 31, 2011 and 2010 were summarized as follows:

	March 31
	2011	2010

Financial expenses
Interest on loans and financing	(170,743)	(180,988)
Appropriation of interest-acquisition of Aracruz shares	(20,393)	(94,639)
Losses on derivative financial instruments	(39,289)	(11,055)
Others	(28,032)	(55,893)

	(258,457)	(344,999)

Financial income
Financial investment earnings	47,130	51,208
Gains on derivative financial instruments	67,869	(11,529)
Reversal of indexation charges on contingent liabilities (*)		73,409
Others	4,678	69,131

	119,677	193,748

Exchange gains/losses on loans and financing	180,611	(242,412)
Indexation and exchange variations on other assets and liabilities	(30,363)	55,774

	150,248	(186,638)

Net financial result	11,468	(337,089)

(*)	Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003 (Note 21(a)(ii)).

28	Expenses by Nature

	March 31
	2011	2010

Cost of sales
Depreciation, depletion and amortization	485,725	403,951
Freight	222,505	137,682
Benefits to employees	112,685	111,277
Variable costs	405,811	477,159

	1,226,726	1,130,069

Selling expenses
Benefits to employees	4,893	6,153
Commercial expenses	54,359	50,095
Operational leasing	212	451
Depreciation and amortization charges	2,735	166
Allowance for doubtful accounts	1,373	729
Other expenses	1,249	3,949

	64,821	61,543

General and administrative and Directors' fees expenses
Benefits to employees	28,608	32,469
Third-party services (consulting, legal and others)	35,943	23,238
Provision for losses	(316)	(36)
Depreciation and amortization charges	5,601	833
Donations and sponsorship	1,800	3
Other expenses	3,469	13,122

	75,105	69,629

72 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

29	Other Operating Expenses, Net

Other operating expenses, net for the period ended March 31, 2011 and 2010 were summarized as follows:

	March 31
	2011	2010

Fair value amortization of assets and intangible assets	(5,018)	(20,781)
Expenses related to the inclusion in the tax recovering program (REFIS)		(20,594)
Others	(8,350)	(2,556)

	(13,368)	(43,931)

30	Insurance

The Group has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of R$ 3,134 million and US$ 25 million, corresponding to R$ 40,717 on March 31, 2011. The Group's management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Group does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Group has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012.

Besides the above-mentioned insurance coverage, the Group has civil liability policies for directors and officers at amounts considered to be adequate by management.

The risk assumptions adopted and their related coverage, considering their nature, are not within the scope of the review of the financial information, and accordingly were not audited/reviewed by the Company 's independent auditors.

73 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

31	Segment Information

The geographic areas are determined based on the location of the customers. The net revenue of the Company, classified by geographic area, is as follows:

	March 31
	2011	2010

Europe	667,089	571,060
North America	280,027	403,608
Asia	359,433	341,168
Brazil and others	241,138	195,563

	1,547,687	1,511,399

We have one customer that individually represented more than 10% of our net revenues. For the period ended March 31, 2011 it represented 14%.

32	Earnings per Share

(a)	Basic

The basic earnings per share is calculated by dividing the net income attributable to the Company's shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares. Dividends paid to the holders of preferred shares and any premium paid on the issue of preferred shares during the period are deducted from the net income attributable to the Company's shareholders.

	Continuing operations		Discontinuing operations
	2011	2010	2011	2010

Net income attributable to the shareholders of the company before deductions	146,235	(572)	240,655	8,118

Weighted-average number of common shares outstanding	467,591,824	467,901,275	467,591,824	467,901,275
Basic earnings per share (in reais)	0.313	(0.001)	0.515	0.017

(b)	Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

33	Payable - Aracruz Acquisition

The Company acquired the control of Aracruz (Note 1) on January 21, 2009. The acquisition method was utilized to record the identifiable assets acquired, liabilities assumed and the non-controlling equity interest.

74 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

The Company issued Notes payable and executed an irrevocable and binding purchase agreement, in connection with the acquisition of Aracruz (Note 1). The Notes, denominated in reais, bear neither interest nor indexation charges and are due in semi-annual installments, except as noted below, in January and July of each year:

	2011	2010

Present value of total obligation at January 2009 (discounted by 130% of CDI) - the Families and the Safra family	4,687,971	4,687,971
Present value of total obligation at January 2009 (discounted by 130% of CDI) - remaining common shareholders	215,692	215,692
Amount paid	(5,078,990)	(4,223,418)
Present value accretion adjustment	780,824	760,431

Balance at March 31, 2010 and December 31, 2010	605,497	1,440,676

Remaining installments due in
January 2011		855,118
July 2011	605,497	585,558

Current	605,497	1,440,676

34	Non-current Assets Held for Sale

On December 21, 2010, the Board of Directors approved the sale of CONPACEL, including the industrial facilities, land and forests. The corresponding net assets as of March 31, 2011 were as follows:

(a)	Discontinued Operations condensed statement of income

	March 31
	2011	2010

Net revenues	65,640	163,630
Cost of sales	(41,648)	(136,410)

Gross profit	23,992	27,220

Selling, general and administrative expenses	(13,575)	(11,081)
Financial results	(106)	(3,938)
Capital gain	357,196
Others	(2,878)	99

Income before taxes on income	364,629	12,300

Taxes on income	(123,974)	(4,182)

Net income from discontinued operations	240,655	8,118

75 of 76

Fibria Celulose S.A.

Notes to the Consolidated Interim Financial Information
In thousand of reais

(b)	Discontinued operations' cash flow

	March 31
	2011	2010

Net cash provided by operating activities	36,886	38,809
Net cash used in investing activities	1,558,768	(19,181)
Net cash used in financing activities (*)	(1,595,654)	(19,628)

(*)	Considering that CONPACEL and KSR treasury operations were centralized by the Company, this represents the net cash received from the investments realized.

(c)	Capital Gain

We present bellow the Capital Gain recorded in the first quarter regarding the disposal of the CGUs CONPACEL and KSR:

Capital Gain

Selling price	1,508,768
(-) Cost of disposed net assets
Fixed and biological assets	(588,946)
Goodwill	(475,413)
Inventories	(84,055)
Other assets and liabilities	(3,158)

(=) Gross capital gain recognized as other operating revenues of discontinuing operations	357,196
(-) Income taxes	(121,447)

(=) Net capital gain	235,749

*          *          *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 02, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO